                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 AMENDMENT NO. 2


                                SITEL CORPORATION
                                (Name of Issuer)



                             Common Stock, $.001 par
                         (Title of Class of Securities)



                                    82980K107
                                 (CUSIP Number)



                                HENK P. KRUITHOF
                                VIVIER HANQUET 10
                                1390 GREZ DOICEAU
                                     BELGIUM
                                011-32-1084-8170
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                  March 3, 1998
             (Date of Event which Requires Filing of this Statement)
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1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     HENK P. KRUITHOF
     S.S./I.R.S. No. - not applicable

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     / / a
     / / b

3)   SEC USE ONLY

4)   SOURCE OF FUNDS*

     00

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

     / /

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

     Netherlands

NUMBER OF           (7)  SOLE VOTING POWER        8,012,356
SHARES
BENEFICIALLY        (8)  SHARED VOTING POWER          -0-
OWNED BY
EACH                (9)  SOLE DISPOSITIVE         8,012,356
REPORTING                POWER
PERSON WITH         (10) SHARED DISPOSITIVE           -0-
                         POWER

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,012,356

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     / /

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.7% (based on 63,309,055 outstanding shares)

14)  TYPE OF REPORTING PERSON*

     IN

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     BURMEL HOLDING N.V.
     S.S./I.R.S. No. - not applicable

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     / / a
     / / b

3)   SEC USE ONLY

4)   SOURCE OF FUNDS*

     00

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

     / /

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

     Netherlands Antilles

NUMBER OF           (7)  SOLE VOTING POWER        3,174,406
SHARES
BENEFICIALLY        (8)  SHARED VOTING POWER          -0-
OWNED BY
EACH                (9)  SOLE DISPOSITIVE         3,174,406
REPORTING                POWER
PERSON WITH         (10) SHARED DISPOSITIVE           -0-
                         POWER

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,174,406

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     / /

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.0% (based on 63,309,055 outstanding shares)

14)  TYPE OF REPORTING PERSON*

     CO

ITEM 1    SECURITY AND ISSUER:

          No change.

ITEM 2(A) NAME OF PERSONS FILING:

          Henk P. Kruithof

                    Burmel Holding N.V.

                     This Amendment No. 2 is filed on behalf of Henk P. Kruithof and Burmel Holding N.V.. Henk P. Kruithof owns 100% of the outstanding shares of Burmel Holding N.V. and is therefore a beneficial owner of these shares of SITEL Common Stock owned directly by Burmel Holding N.V.

ITEM 2(B) RESIDENCE OR BUSINESS ADDRESS:

          Henk P. Kruithof
          Vivier Hanquet 10
          1390 Grez Doiceau
          Belgium

          Burmel Holding N.V.
          CHUBCHUBIWEG 17 Curacao N.A.
          POB 3094
          Organized in Netherlands Antilles
          Principal Business: holding company

ITEM 2(C) PRESENT PRINCIPAL OCCUPATION AND EMPLOYMENT:

          Henk P. Kruithof
          Executive Vice Chairman
          SITEL Corporation
          13215 Birch Street, Suite 100
          Omaha, Nebraska  68164

          Principal business of SITEL:  Teleservices.

ITEM 2(D) CRIMINAL CONVICTIONS DURING THE LAST FIVE YEARS (EXCLUDING TRAFFIC VIOLATIONS OR SIMILAR MISDEMEANORS):

          No change.

ITEM 2(E) CIVIL PROCEEDINGS DURING THE LAST FIVE YEARS RESULTING IN A JUDGMENT, DECREE OR FINAL ORDER ENJOINING FUTURE VIOLATIONS OF, OR PROHIBITING OR MANDATING ACTIVITIES SUBJECT TO, FEDERAL OR STATE SECURITIES LAWS OR FINDING ANY VIOLATION WITH RESPECT TO SUCH LAWS:

          No change.

ITEM 2(F) CITIZENSHIP:

          No change.

ITEM 3    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

                    No change.

ITEM 4    PURPOSE OF TRANSACTION:

          No change.

ITEM 5(A) NUMBER OF SHARES BENEFICIALLY OWNED AND PERCENT OF CLASS:

          Henk P. Kruithof
          _________________
          8,012,356 shares*, 12.7% of class
          *Includes 3,174,406 shares owned through Burmel Holding N.V.

          Burmel Holding N.V.
          ___________________
          3,174,406 shares*, 5.0% of class
          *Directly owned

ITEM 5(B) NUMBER OF SHARES AS TO WHICH THERE IS SOLE POWER TO VOTE OR TO DIRECT THE VOTE, SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION, OR SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION:

          Henk P. Kruithof
          _________________
          (i)   8,012,356 shares with sole voting power
          (ii)  -0- shares with shared voting power
          (iii) 8,012,356 shares with sole dispositive power
          (iv)  -0- shares with shared dispositive power

          Burmel Holding N.V.
          ___________________
          (i)   3,174,406 shares with sole voting power
          (ii)  -0- shares with shared voting power
          (iii) 3,174,406 shares with sole dispositive power
          (iv)  -0- shares with shared dispositive power

ITEM 5(C) TRANSACTIONS IN THE SECURITIES EFFECTED DURING THE PAST 60 DAYS:

          Burmel Holding N.V. sold 400,000 shares in the open market on February 23, 1998, and 297,600 shares in the open market on March3, 1998.

ITEM 5(D) ANY OTHER PERSON KNOWN TO HAVE THE RIGHT TO RECEIVE OR THE POWER TO DIRECT THE RECEIPT OF DIVIDENDS FROM, OR THE PROCEEDS FROM THE SALE OF, SUCH SECURITIES:

          No change.

ITEM 5(E) DATE ON WHICH THE REPORTING PERSON CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN 5 PERCENT OF THE CLASS OF SECURITIES:

          No change.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

          No change.

ITEM 7    EXHIBITS:

          Not applicable

                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Date: March 25, 1998.




                                /s/ Henk P. Kruithof
                                _____________________
                                Henk P. Kruithof


                                Burmel Holding N.V.


                                By: /s/ Henk P. Kruithof
                                   _____________________
                                   Henk P. Kruithof
                                   Title: Attorney